

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2015

<u>Via E-mail</u>
Ms. Christine Yap, Principal Financial and Accounting Officer
ICON Equipment & Corporate Infrastructure Fund 14, L.P.
3 Park Avenue, 36th Floor
New York, New York  10016

> **Re:     ICON Equipment & Corporate Infrastructure Fund 14, L.P.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed March 21, 2014**
> **File No. 0-53919**

Dear Ms. Yap:

     We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Branch Chief


Cc: Blake Estes, Attorney, ICON Equipment & Corporate Infrastructure Fund 14, L.P.